As filed with the Securities and Exchange Commission on January 17, 2025

Securities Act File No. 333-282489

Investment Company Act File No. 811-24007

U.S.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-2

(Check appropriate box or boxes)

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933	☒
PRE-EFFECTIVE AMENDMENT NO.	☐
POST-EFFECTIVE AMENDMENT NO. 1	☒
and
REGISTRATION STATEMENT
UNDER
THE INVESTMENT COMPANY ACT OF 1940	☒
AMENDMENT NO. 2	☒

JOHN HANCOCK CQS ASSET BACKED SECURITIES FUND

Exact Name of Registrant as Specified in Declaration of Trust

200 Berkeley Street

Boston, MA 02116

Address of Principal Executive Offices (Number, Street, City, State, Zip Code)

617-663-3000

Registrant’s Telephone Number, including Area Code

Christopher Sechler, Esq.

200 Berkeley Street Boston, MA 02116

Name and Address (Number, Street, City, State, Zip Code) of Agent for Service

Copies of Communications to:

Mark P. Goshko

George J. Zornada

K&L Gates LLP

1 Congress St, Suite 2900

Boston, Massachusetts 02114

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒

Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐

Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐

Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐	when declared effective pursuant to Section 8(c) of the Securities Act

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

☐	immediately upon filing pursuant to paragraph (b)

☐	on (date) pursuant to paragraph (b)

☐	60 days after filing pursuant to paragraph (a)

☐	on (date) pursuant to paragraph (a)

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐

This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:______________

☐

This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:__________________

☒

This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-282489.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).

☐

If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☒	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No.  1 to the Registration Statement on Form N-2 (File No. 333-282489) of John Hancock CQS Asset Backed Securities Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C. OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1)	Financial Statements

Included in Part A: Not applicable.

Included in Part B:

Report of Independent Registered Public Accounting Firm.

Statement of Assets and Liabilities.

Statement of Operations.

Notes to Financial Statements.

(2)	Exhibits

(a)	Second Amended and Restated Agreement and Declaration of Trust, dated January 13, 2025 – FILED HEREWITH.

(b)	By-laws dated July 12, 2024. – previously filed as exhibit (b) to the Fund’s Registration Statement on Form N-2 on October 3, 2024, accession number 0001193125-24-232234.

(c)	Not applicable.

(d)	Refer to Exhibit (2)(a) and (b).

(e)	Dividend Reinvestment Plan – previously filed as exhibit (e) to the Fund’s Registration Statement on Form N-2 on December 30, 2024, accession number 0001193125-24-286906.

(f)	Not applicable.

(g)(i)	Investment Advisory Agreement, dated October 9, 2024 – previously filed as exhibit (g)(i) to the Fund’s Registration Statement on Form N-2 on December 30, 2024, accession number 0001193125-24-286906.

(g)(ii)	Subadvisory Agreement, dated October 9, 2024 – previously filed as exhibit (g)(ii) to the Fund’s Registration Statement on Form N-2 on December 30, 2024, accession number 0001193125-24-286906.

(h)(i)	Distribution Agreement, dated October 9, 2024 – previously filed as exhibit (h)(i) to the Fund’s Registration Statement on Form N-2 on December 30, 2024, accession number 0001193125-24-286906.

(h)(ii)

Class I Distribution Plan Pursuant to Rule 12b-1, dated October  9, 2024 – previously filed as exhibit (h)(ii) to the Fund’s Registration Statement on Form N-2 on December  30, 2024, accession number 0001193125-24-286906.

(h)(iii)

Class A Distribution Plan Pursuant to Rule 12b-1, dated October  9, 2024 – previously filed as exhibit (h)(iii) to the Fund’s Registration Statement on Form N-2 on December  30, 2024, accession number 0001193125-24-286906.

(h)(iv)

Class U Distribution Plan Pursuant to Rule 12b-1, dated October  9, 2024 – previously filed as exhibit (h)(iv) to the Fund’s Registration Statement on Form N-2 on December  30, 2024, accession number 0001193125-24-286906.

(i)	Not applicable.

(j)(i)	Master Custodian Agreement, dated September 10, 2008 – previously filed as exhibit (j)(i) to the Fund’s Registration Statement on Form N-2 on December 30, 2024, accession number 0001193125-24-286906.

(j)(ii)	Custodian Agreement Notice, dated October 9, 2024 – previously filed as exhibit (j)(ii) to the Fund’s Registration Statement on Form N-2 on December 30, 2024, accession number 0001193125-24-286906.

(k)(i)

Amended and Restated Service Agreement, dated June  24, 2021 – previously filed as exhibit (k)(i) to the Fund’s Registration Statement on Form N-2 on December  30, 2024, accession number 0001193125-24-286906.

(k)(i)(a)

Amendment to the Amended and Restated Service Agreement, dated October  9, 2024 – previously filed as exhibit (k)(i)(a) to the Fund’s Registration Statement on Form N-2 on December  30, 2024, accession number 0001193125-24-286906.

(k)(ii)

Master Agreement SS&C Digital Solutions Services by and among SS&C and Funds, dated September 25, 2023 – previously filed as exhibit (k)(ii) to the Fund’s Registration Statement on Form N-2 on December  30, 2024, accession number 0001193125-24-286906.

(k)(iii)

Services Agreement by and among SS&C and Funds, dated July  14, 2023 – previously filed as exhibit (k)(iii) to the Fund’s Registration Statement on Form N-2 on December  30, 2024, accession number 0001193125-24-286906.

(k)(iii)(a)

Amendment 6 to the Services Agreement, dated October  9, 2024 – previously filed as exhibit (k)(iii)(a) to the Fund’s Registration Statement on Form N-2 on December  30, 2024, accession number 0001193125-24-286906.

(k)(iv)	Expense Limitation Agreement, dated October 9, 2024 – previously filed as exhibit (k)(iv) to the Fund’s Registration Statement on Form N-2 on December 30, 2024, accession number 0001193125-24-286906.

(k)(v)

Agreement to Waive Advisory Fees and Reimburse Expenses, dated October  9, 2024 – previously filed as exhibit (k)(v) to the Fund’s Registration Statement on Form N-2 on December  30, 2024, accession number 0001193125-24-286906.

(k)(vi)

Multiple Class Plan Pursuant to Rule 18f-3, dated October 9, 2024 – previously filed as exhibit (k)(vi) to the Fund’s Registration Statement on Form N-2 on December  30, 2024, accession number 0001193125-24-286906.

(l)	Consent and Opinion of Counsel, dated December 30, 2024 – previously filed as exhibit (l) to the Fund’s Registration Statement on Form N-2 on December 30, 2024, accession number 0001193125-24-286906.

(m)	Not applicable.

(n)	Consent of Independent Registered Public Accounting Firm – previously filed as exhibit (n) to the Fund’s Registration Statement on Form N-2 on December 30, 2024, accession number 0001193125-24-286906.

(o)	Not applicable.

(p)	Initial Subscription Agreement, dated December 3, 2024 – previously filed as exhibit (p) to the Fund’s Registration Statement on Form N-2 on October 3, 2024, accession number 0001193125-24-232234.

(q)	Not applicable.

(r)(i)

Code of Ethics dated January 1, 2008 (as revised April 1, 2024) of John Hancock Investment Management LLC, John Hancock Variable Trust Advisers LLC, John Hancock Investment Management Distributors LLC, John Hancock Distributors, LLC, and each open-end fund, closed-end fund, and exchange traded fund advised by a John Hancock advisor. – previously filed as exhibit (r)(i) to the Fund’s Registration Statement on Form N-2 on October 3, 2024, accession number 0001193125-24-232234.

(r)(ii)	Code of Ethics of CQS (US), LLC, dated June 2023. – previously filed as exhibit (r)(ii) to the Fund’s Registration Statement on Form N-2 on October 3, 2024, accession number 0001193125-24-232234.

(r)(iii)

Code of Ethics for the Independent Trustees of the John Hancock Tender Offer Funds, effective June 15, 2022, amended and restated October 9, 2024 – previously filed as exhibit (r)(iii) to the Fund’s Registration Statement on Form N-2 on December 30, 2024, accession number 0001193125-24-286906.

(s)	Not applicable.

(t)	Power of Attorney – previously filed as exhibit (t) to the Fund’s Registration Statement on Form N-2 on October 3, 2024, accession number 0001193125-24-232234.

Item 26. Marketing Arrangements

Distribution Agreement is incorporated by reference herein.

Item 27. Other Expenses of Issuance and Distribution

Legal Fees	$150,000
Audit	$80,000
Miscellaneous expenses	$246,129
Total	$476,129

Item 28. Persons Controlled by or Under Common Control with Registrant

After completion of the private offering of Shares, the Registrant expects that no person will be directly or indirectly under common control with the Registrant, except that the Registrant may be deemed to be controlled by the Adviser or an affiliate until the effectiveness. Information regarding the ownership of the Adviser is set forth in its Form ADV as filed with the Securities and Exchange Commission (the “SEC”) (File No. 801-8124), and is incorporated herein by reference.

Item 29. Number of Holders of Securities

Title of Class	Number of Record Holders
Common Shares, par value $0.001	1

Item 30. Indemnification

Reference is made to Article 4 of the Registrant’s Second Amended and Restated Agreement and Declaration of Trust (the “Agreement and Declaration of Trust”), filed as Exhibit (a) hereto. The Registrant hereby undertakes that it will apply the indemnification and limitation of liability provisions of the Agreement and Declaration of Trust in a manner consistent with Release 40-11330 of the SEC under the 1940 Act, so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect.

The Registrant’s Distribution Agreement, which is incorporated by reference herein, contains provisions limiting the liability, and providing for indemnification, of the Trustees and officers under certain circumstances.

Further, the Investment Advisory Agreement, which is incorporated by reference herein, contains provisions limiting the liability, and providing for indemnification, of the Advisor and its personnel under certain circumstances.

The Registrant’s Trustees and officers are insured under a standard investment company errors and omissions insurance policy covering loss incurred by reason of negligent errors and omissions committed in their official capacities as such.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in this Item 30, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Advisor

For information as to the business, profession, vocation or employment of a substantial nature of each of the directors and executive officers of the Advisor and the Subadvisor, reference is made to the information set forth under: (i) the caption “Investment Advisory and Other Services” in the Statement of Additional Information; (ii) Item 6 of the Form ADV Part II of John Hancock Investment Management LLC (File No. 801-8124) filed with the SEC; and (iii) Item 6 of the Form ADV Part II of CQS (US), LLC (File No. 801-69452) filed with the SEC, all of which are incorporated herein by reference.

Item 32. Location of Accounts and Records

All applicable accounts, books and documents required to be maintained by the Fund by Section 31(a) of the 1940 Act, and the rules promulgated thereunder are in the possession and custody of the Fund’s custodian, State Street Bank and Trust Company, located at 1 Congress Street, Boston, Massachusetts 02114, with the exception of certain corporate documents and portfolio trading documents that are in the possession and custody of the Advisor, 200 Berkeley Street, Boston, Massachusetts, 02116, and the Subadvisor, CQS (US), LLC, 40th Floor 152 West 57th Street New York, NY, 10019. The Fund is informed that all applicable accounts, books and documents required to be maintained by registered investment advisors are in the custody and possession of the Advisor and the Subadvisor.

Item 33. Management Services

Not applicable

Item 34. Undertakings

1.	Not applicable.

2.	Not applicable.

3.	The Registrant undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for the purpose of determining liability under the Securities Act to any purchaser, (1) if the Registrant is relying on Rule 430B: (A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and (B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or (2) if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2) free writing prospectus relating to the offering prepared by our on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;

(3) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	Not applicable.

5.	Not applicable.

6.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1940 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1940 Act and will be governed by the final adjudication of such issue.

7.

The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of an oral or written request, its prospectus or Statement of Additional Information.

EXHIBIT INDEX

(a)	Second Amended and Restated Agreement and Declaration of Trust dated January 13, 2025

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston and the Commonwealth of Massachusetts, on the 17th day of January 2025.

JOHN HANCOCK CQS ASSET BACKED SECURITIES FUND

By:	/s/ Andrew G. Arnott
Name:	Andrew G. Arnott
Title:	President, Chief Executive Officer and Principal Executive Officer, and Trustee

Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Andrew. G. Arnott Andrew G. Arnott	President and Trustee (Chief Executive Officer and Principal Executive Officer)	January 17, 2025

/s/ Fernando A. Silva Fernando A. Silva	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	January 17, 2025

/s/ Grace K. Fey * Grace K. Fey	Trustee	January 17, 2025

/s/ William H. Cunningham * William H. Cunningham	Trustee	January 17, 2025

/s/ Hassell H. McClellan * Hassell H. McClellan	Trustee	January 17, 2025

*By: Power of Attorney

*By:	/s/ Betsy Anne Seel
Betsy Anne Seel
Attorney-in-Fact

*	Pursuant to Power of Attorney previously filed with the Trust’s Registration Statement on October 3, 2024.